Exhibit A-3

ScottishPower Group

September 30, 2003

	($) In millions	(%) of total capitalization

Common Stock Holders’ Funds	9,154	51%

Preferred Stock Holders’ Funds	—	—

Short-term debt(1)	505	3%

Long-term debt	8,331	46%

Total capitalization	17,990	100%

Notes:

The above table excludes all current accounts (both payables and receivables) relating to trading, interest and dividends

(1)	Includes long-term debt currently maturing.